EXHIBIT 99.2

UNITED STATES BANKRUPTCY COURT
MIDDLE DISTRICT OF FLORIDA
ORLANDO DIVISION

In re:		CASE NO. 01-00533-6B1

EVERGREEN SECURITY, LTD.,		CHAPTER 11

Debtor.

/

SETTLEMENT AGREEMENT

     THIS SETTLEMENT AGREEMENT (the “Settlement Agreement”), is made and entered into this 26th day of August, 2002, by and between R.W. Cuthill, Jr., as the Chapter 11 Trustee for the bankruptcy estate of Evergreen Security Ltd. (“Cuthill”), and Barbara J. Zylka, Karienne G. Zylka, and Kristyn B. Zylka (collectively, the “Zylkas”) and KAK Investments, Inc., KBZ Investments, Inc., MGM Land Co., Inc., Montana Gold and Sapphires, Inc., ZKG Mining Inc., Elphin, Ltd., Entropy Industries, Inc., Morrison Hydrocarboros, S.A., and Pellaire (collectively, the “Corporate Defendants”).

W I T N E S S E T H:

(A)	Pursuant to an order of the Bankruptcy Court appointing Cuthill as Chapter 11 Trustee, Cuthill is free to pursue and settle all causes of action.

(B)	On August 6, 2001, Cuthill filed a complaint pursuant to 11 U.S.C. §544(b) and §550, and Florida Statutes §726.101 et seq. against the Zylkas and the Corporate Defendants. On April 4, 2002, Cuthill filed an amended complaint against the Zylkas and the Corporate Defendants to join other parties as defendants (“Fraudulent Transfer Suit”).

(C)	The Zylkas and the Corporate Defendants deny any and all liability to Cuthill.

(D)	Cuthill, the Zylkas, and the Corporate Defendants have been attempting to reach a consensual resolution of the disputes surrounding the Fraudulent Transfer Suit, and all other claims between the Zylkas and Cuthill and the bankruptcy estate of Evergreen Securities, Ltd. (“Evergreen”). Cuthill, the Zylkas, and the Corporate Defendants have executed the Settlement Agreement to settle all issues regarding the Fraudulent Transfer Suit.

     NOW THEREFORE, in consideration of the foregoing recitals, the mutual promises contained herein, as well as transfer of the Settlement Automobiles, turnover of the Settlement Real Property, transfer of the Corporate Assets, production of the Sworn Financial Affidavits, and the Assurance of Further Cooperation (as those terms are defined below), the receipt and sufficiency of each of which is hereby acknowledged by each party hereto, the parties hereby agree as follows:

     (1)       Transfer of Settlement Automobiles. As partial settlement for obligations allegedly owed by the Zylkas in respect to the Fraudulent Transfer Suit and the releases granted herein, the Zylkas have transferred, or caused to be transferred, the certificates of title for the six automobiles identified on Exhibit “A” (the “Settlement Automobiles”) to Cuthill. The Settlement Automobiles will be auctioned by the bankruptcy estate with all proceeds of the sale becoming property of the Evergreen bankruptcy estate upon approval of the Settlement Agreement by the Court.

     (2)       Turnover of the Settlement Real Property. As partial settlement for obligations allegedly owed by the Zylkas to the Evergreen bankruptcy estate, the Zylkas will (i) use their best efforts to sell their home identified as Block No. 15, Lot No. 16, located at Village Road, New Vernon, New Jersey (“New Jersey Property”) and, if unsuccessful transfer such property to Cuthill; and (ii) use their best efforts to sell the real property located at 285 Taftville-Oceum Road, Norwich, Connecticut, the proceeds to be used as hereinafter set forth (“Connecticut Real Property”) (collectively, the “Settlement Real Property”). The Settlement Real Property is identified on Exhibit “B,” and is incorporated herein by reference. The Settlement Real Property and the proceeds thereof will be transferred as follows:

(A)	New Jersey Property: The Zylkas will be allowed to reside in the New Jersey Property for a period six months from execution of the Settlement Agreement. During such time period, the Zylkas shall be free to attempt to sell the New Jersey Property; provided, however, the sales price must be within ninety percent (90%) of the appraised value. Within a ten (10) days after execution of the Settlement Agreement, the Zylkas will execute a warranty deed to transfer the fee simple interest in the New Jersey Property to Cuthill to be held in escrow by Cuthill’s attorney for the benefit of the Evergreen bankruptcy estate. If the six month period expires and the New Jersey Property is not sold, the executed deed will, on five (5) days written notice to the Zylkas be delivered to Cuthill, After such transfer, Cuthill will be responsible for all costs and expenses associated with maintaining the New Jersey Property (i.e., taxes, insurance, and maintenance), and Cuthill shall be free to negotiate and sell the New Jersey Property without notice to, or consultation with, the Zylkas. The proceeds from the sale by either the Zylkas or Cuthill shall be distributed in the following order of priority: (1) all outstanding taxes and closing costs; (2) first mortgage held by CitiMortgage; (3) reimbursement to Cuthill for all expenses associated with the maintenance and costs of the property; and (4) all remaining proceeds, if any, will be distributed 50% to Cuthill and 50% to the Zylkas; provided, however, this spilt is contingent on Cuthill having acquired control of, or the consent to the release of, the second mortgage currently held by D.M.A.X. Associates, LLC (“DMAX”).

(B)	Connecticut Property: The Zylkas shall be free to attempt to market the Connecticut Property and shall have a period of twelve (12) months from the date of the execution of the Settlement Agreement to enter into a contract with an arms-length purchaser for the sale of such property which contract shall provide for a reasonable time for a final closing on the property and contain such clauses that are normal and usual in a contract for the sale of undeveloped property in the State of Connecticut, provided, however, that Cuthill may obtain an MAI appraisal of the property in which event the sales price must be within eighty (80%) percent of the appraised value, which requirement may be waived by Cuthill in his sole discretion. A copy of the contract, once signed, shall be delivered to Cuthill’s attorney who shall also be advised, from time to time, as to the closing date and any adjournment thereof and shall have a right to attend at the closing. The proceeds from the sale shall be distributed in the following order of priority: (1) all outstanding taxes and known closing costs; (2) all recorded mortgages; (3) reserve for state and federal capital gains tax, and (4) payment to the Zylkas to enable them to pay outstanding legal bills and loans and other debts in a total amount not to exceed, together with items 1,2 and 3 above, $600,000; and (5) all remaining proceeds to Cuthill.

     (3)       Turnover of the Corporate Assets. As additional consideration for obligations owed by the Zylkas hereunder, the Zylkas, and where necessary the Corporate Defendants, shall transfer, or cause to transferred, any and all property, including, without limitation, the stock (common and preferred) of each of the Corporate Defendants, and all intellectual property, intangibles, accounts, inventories, chattels, causes of action, books, records, computers and associated software and hardware of the corporations and professional associations identified on Exhibit “C” and incorporated herein by reference (“Corporate Assets”), provided, however, the Zylkas may retain all furniture, fixtures, and equipment from the corporate Defendants. The Corporate Assets (or certificates evidencing ownership) shall be turned over to Cuthill within ten (10) days after execution of this Settlement Agreement. Cuthill will hold the Settlement Corporate Assets in escrow until Court approval of the Settlement Agreement. The Settlement Corporate Assets shall be turned over to Cuthill upon approval of this Settlement Agreement by the Court.

     (4)       Production of the Sworn Financial Affidavits. As additional consideration for obligations allegedly owed by the Zylkas in respect to the Fraudulent Transfer Suit and the releases granted herein, the Zylkas presented to Cuthill a sworn financial affidavits attesting to all assets owned by the Zylkas or material assets transferred by the Zylkas in the past five years (“Sworn Financial Affidavits”) which such Sworn Financial Affidavits was previously provided to Cuthill. If the Sworn Financial Affidavits prove to be materially incorrect, any release granted by Cuthill will be null and void.

     (5)       Assurance of Further Cooperation. As additional consideration for obligations allegedly owed by the Zylkas in respect to the Fraudulent Transfer Suit and for the releases herein granted, the Zylkas promise to continually cooperate with Cuthill and his attorneys in the transfer of all real and personal property described or identified herein, and in all adversary proceedings or contested matters now pending or arising from the bankruptcy case of In re : Evergreen Security, Ltd., case no,: 01-00533-6B1. The Zylkas shall cooperate, by serving as witnesses and generally cooperating in good faith with Cuthill and his attorneys, in the prosecution of adversaries and contested matters. Provided, however, nothing in this Settlement Agreement shall be deemed to be a waiver of the Zylkas’ Fifth Amendment rights nor shall execution of this Settlement Agreement preclude the Zylkas from asserting such rights at any time, provided, further, if such cooperation or testimony requires the Zylkas to travel over 100 miles from their residence, Cuthill shall reimburse them for all reasonable travel and travel related expenses incurred by them upon presentation of vouchers therefore.

     (6)       Representations and Warranties. Each of the parties to the Settlement Agreement hereby represents and warrants to each of the other parties that each such warranting party is the sole and exclusive owner of all claims released or compromised by each such warranting party herein, has not assigned the same or any part thereof to any other person, and will indemnify the beneficiaries of such warranties against, and hold such beneficiaries harmless from, any and all liabilities, costs, damages, claims, and expenses, including, without limitation, reasonable attorneys’ fees and court costs, incurred by such beneficiaries, in connection with any breach by each such warranting party of any representation, warranty, or covenant of each such warranting party contained in the Settlement Agreement.

     (7)       Mutual Release. Except as set forth in this paragraph, Cuthill and his, successors, and any one claiming under it, or any of them, on the one hand, and the Zylkas and the Corporate Defendants and their successors, or any one claiming under it, or any of them, on the other hand, do hereby release, remise and forever discharge the other from any and all claims, demands, actions, causes of action, rights of action, debts, covenants, contracts, agreements, representations, judgments, executions, costs, expenses, obligations, or liabilities of any nature whatsoever, known or unknown, at law or in equity or by statute, that any of them now have or that may subsequently accrue to any one of them against the other. This Settlement Agreement, including this mutual release, shall not in any way release, impair, reduce or otherwise affect any complaints, whether now pending or hereafter filed, by Cuthill against any person or entity other than the Zylkas or the Corporate Defendants.

     (8)       Miscellaneous.

(a)       Governing Law; Jurisdiction. The Settlement Agreement is to be governed by, and construed and enforced in accordance with, the laws of the state of Florida, without giving effect to the principles of comity or conflicts of laws thereof. In the event any litigation or other formal legal or equitable proceeding (collectively, “Litigation”) between or among any of the parties hereto (or their affiliates, heirs, officers, directors, agents, successors, or assigns) is Instituted in connection with the construction, interpretation, or enforcement of the Settlement Agreement, the party commencing such Litigation shall be required to institute the same in Bankruptcy Court, or if jurisdiction cannot be found in the Bankruptcy Court, then in the federal or state courts with jurisdiction in Orange County, Florida. Each party hereto hereby consents to the exclusive personal jurisdiction and venue in the Bankruptcy Court, or where appropriate, to the federal and state courts with jurisdiction in Orange County, Florida, for a resolution of all disputes arising out of the construction, interpretation, or enforcement of any term or provision of the Settlement Agreement, and each party hereby waives the claim or defense that any such court in which any such Litigation is properly commenced as provided for herein constitutes an inconvenient forum.

(b)       Effect of Delay and Waivers. No delay or omission to exercise any right or power accruing prior to or upon any breach, omission, or failure of performance hereunder shall impair any such right or power, or shall be construed to be a waiver thereof, and any such right or power may be exercised from time to time and as often as may be deemed expedient. In the event of any breach of any provision contained in the Settlement Agreement and/or any ancillary agreements otherwise referred to herein, by a party hereto, thereafter waived by another party, such waiver shall be limited to the particular waiving party and to the particular breach in question and no other. No waiver or release of any term or provision of the Settlement Agreement shall be established by conduct, custom, or course of dealing, but solely by a document in writing duly authorized and executed by the waiving or releasing party.

(c)       Notices. Whenever any party hereto desires or is required to provide any notice, demand, or request with respect to the Settlement Agreement, each such communication shall be in writing and shall be effective only if it is delivered by personal service (which shall include delivery by delivery service, express mail delivery service, telecopy or telefax) or mailed, by United States certified mail, postage prepaid, and addressed as follows:

If to Cuthill:	R. Scott Shuker, Esq.
Gronek & Latham, LLP
Post Office Box 3353
Orlando, FL 32802-3353
Attorney for R. W. Cuthill, Jr.,

if to the Zylkas:	Barton Nachamie, Esq.
Todtman, Nachamie, Spizz & Johns, P.C.
425 Park Avenue
New York, New York 10022
Attorney for Defendants

     Such communications, when personally delivered, shall be effective upon receipt, but, If sent by certified mail in the manner set forth above, shall be effective five (5) business days following deposit in the United States mail. Any party may change its address for such communications by giving notice thereof to the other parties in accordance with the requirements of this section,

(d)       Survival of Representations and Warranties, Etc. All representations, warranties, covenants, agreements, obligations, and duties of the respective parties hereto contained herein or provided for in the Settlement Agreement or any agreement to be prepared under the terms of said Settlement Agreement shall survive the execution, delivery, and performance of the Settlement Agreement and the mutual release contained herein.

(e)       Time of the Essence. Time is of the essence in the performance of the Settlement Agreement by each party.

(f)       Severability. If any provision of the Settlement Agreement is ultimately determined to be invalid or unenforceable, such provision shall be deemed limited by construction in scope and effect to the minimum extent necessary to render the same valid and enforceable, and, in the event no such limiting construction is possible, such invalid or unenforceable provision shall be deemed severed from the Settlement Agreement without affecting the validity of any other provision hereof.

(g)       Entire Agreement. The Settlement Agreement and all other documents executed and delivered by the parties hereto to consummate the transactions contemplated herein, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter thereof, and supersede all prior written and all prior and contemporaneous oral agreements, understandings, inducements, and conditions, express or implied, among the parties with respect thereto. The express terms of the Settlement Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

(h)       Counterparts. The Settlement Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same agreement.

(i)       Construction of Agreement. The Settlement Agreement has been negotiated by the respective parties hereto, and the language hereof shall not be construed for or against any party. The titles and headings herein are for reference purposes only, and shall not in any manner limit the construction of the Settlement Agreement which shall be considered as a whole. All additions and deletions of provisions from and all drafts of the Settlement Agreement shall be of no force or effect in interpreting the terms of the Settlement Agreement or the intentions of the parties hereto.

(j)       Settlement Purposes Only. The Settlement Agreement represents a negotiated settlement of a dispute and, as such, in the event the Settlement Agreement does not become binding upon the parties hereto, contents of the Settlement Agreement and the results obtained thereby shall, except as to any litigation seeking to enforce the Settlement Agreement, be of no force and effect and shall have no evidentiary value in any future litigation on any of the subjects or events described herein.

(k)       Immediately upon the execution of this Settlement Agreement, Cuthill shall submit same for approval of the United States Bankruptcy Court having jurisdiction over the Evergreen bankruptcy estate and shall use his best efforts to obtain the entry of a final non-appealable order approving the Settlement Agreement. The Settlement Agreement shall be of no force and effect except as otherwise specifically provided for herein unless and until there is entered a final non-appealable order of the United States Bankruptcy Court approving the Stipulation of Settlement and Cuthill has acquired ownership of the “DMAX” Mortgage or the right to satisfy same in accordance with the provisions of paragraph 2(A) hereof.

     IN WITNESS WHEREOF, the parties hereto have duly executed the Settlement Agreement as of and effective the date first written above.

Evergreen Security, LTD.		Barbara J. Zylka

By:		By:	/s/ Barbara J. Zylka

R.W. Cuthill, Jr., Chapter 11 Trustee for the Bankruptcy Estate of Evergreen Security, Ltd.

Karienne G. Zylka		Kristyn B. Zylka

By:	/s/ Karienne G. Zylka	By:	/s/ Kristyn B. Zylka

KAK Investments, Inc.		KBZ Investments, Inc.

By:	/s/ Kristyn B. Zylka	By:	/s/ Kristyn B. Zylka

	President		President

MGM Land Co., Inc.		Montana Gold, and Sapphires, Inc.

By:	/s/ Kristyn B. Zylka	By:	/s/ Kristyn B. Zylka

ZKG Mining Inc.		Elphin, Ltd.

By:	/s/ Kristyn B. Zylka	By:	/s/ Kristyn B. Zylka

Entrophy Industries, Inc.		Morrison Hydrocarboros, S.A.

By:	/s/ Kristyn B. Zylka	By:	/s/ Kristyn B. Zylka

	President		President

Pellaire

By:	/s/ Kristyn B. Zylka

EXHIBIT “A”

Settlement Automobiles

1.	2000 BMW 740; Vehicle Identification Number WBAGH0347YDE05007

2.	2000 Ford Expedition; Vehicle Identification Number 1FMNU43S8YED08655

3.	2000 BMW M5; Vehicle Identification Number WBSDE9349YBZ94291

4.	2000 BMW 750; Vehicle Identification Number WBAGJ034XYDD73593

5	2000 Ford Crown Victoria; Vehicle Identification Number 2FAFP74W1YX211000

6.	2001 BMW X5; Vehicle Identification Number WBAFB33551LH12405

EXHIBIT “B”

Settlement Real Property

New Jersey Property:

     Address:

     Village Road, Lot 16 Block 15, Township of Harding, Morris County

     Legal Description:

     Beginning at a point in the southerly side of Village Road, therein distant westerly 26.95 feet from the intersection of the same with the westerly line of lands of Howard Bayne; thence (1) along said side of Village Road, north 77 degrees 21 minutes 30 seconds west 126.18 feet to an angle in the same; thence (2) still along the same, north 73 degrees 23 minutes west 140.51 feet to another angle in the same; thence (3) still along the same north 71 degrees 51 minutes 30 seconds west 50.32 feet to a point of curve where the easterly side of a private drive begins; thence (4) southwesterly along the easterly side of the aforementioned private drive on the arc of a curve, curving to the left with a radius of 23.55 feet for a distance of 48.30 feet to a point of reversed curve in the same; thence (5) still along the same, southwesterly on the arc of a curve, curving to the right with a radius of 370.70 feet for a distance of 208.76 feet to a point of tangency; thence (6) still along the same, south 22 degrees 52 minutes west 95.64 feet to another point of curve in the same; thence (7) still along the same, southwesterly on the arc of a curve, curving to the left with a radius of 430.48 feet for a distance of 103.04 feet; thence (8) south 82 degrees 21 minutes 58 seconds east 495.69 feet to the westerly side of a 25 foot private drive; thence (9) along the same, north 9 degrees 17 minutes 30 seconds west 405.51 feet to the aforementioned southerly side of Village Road and the point or place of BEGINNING.

Connecticut Property:

     Address:

     285 Taftville-Occum Road, Norwich, Connecticut

     Legal Description:

     Beginning at a Connecticut Highway Department monument on the southwesterly line of Route #97 at the dividing line between the herein described tract and land now or formerly of Arthur J. and Loretta A. Benoit and running thence southeasterly 303.75 feet to a monument; thence southwardly on the arc of a curve to the right having a radius of 270.10 feet a distance of 193.60 feet to a monument; thence southwestwardly on the arc of a curve to the right having a radius of 1151.30 feet a distance of 232.40 feet to a monument; thence southwestwardly 363.30 feet to a monument; thence southwestwardly on the arc of a curve to the right having a radius of 1395.60 feet a distance of 225.70 feet to a monument; thence southwestwardly 768.40 feet to a monument; thence southwesterly 248.95 feet to a monument; thence southwesterly 269.51 feet to a monument, these last eight lines run by and along the southwesterly, westerly, and northwesterly lines of said highway; thence north 63 degrees 28’ west 424.90 feet to a monument; thence North 6 degrees 55’ East 286.50 feet to a monument; thence North 89 degrees 30’ West 502.9 feet to a monument, thence South 0 degrees 30’ West 343.18 feet, these last four lines abutting southwesterly, westerly, southerly and easterly on land now or formerly of Aberfoyle Corp. thence Westerly 186.9 feet to a monument; abutting Southerly on the Northerly end of Third Avenue and land now or formerly of the Taftville Congregational Church; thence deflecting 8 degrees 06’ to the right and running northwesterly 145.5 feet to a monument; thence deflecting 9 degrees 01’ to the right and running northwesterly 128.9 feet to a monument, these two lines abutting southwesterly on land now or formerly of O’Brien; thence northeasterly about 1705 feet to the center of a stone wall, abutting northwesterly on land formerly of Aberfoyle Corp.; thence easterly along the line of said stone wall and said wall line extended 375.6 feet to a monument; thence deflecting 13 degrees 19’ to the right and running southeasterly 456.3 feet to an iron pipe; thence deflecting 57 degrees 20’ to the left and running northeasterly 161.4 feet to an iron pipe; thence deflecting 3 degrees 20’ to the left and running northeasterly 188.1 feet to a monument; thence deflecting 30 degrees 32’ to the left and running northeasterly partly along a wall 463.4 feet to an angle in the wall, the last five lines abutting Northerly, Northeasterly and Northwesterly on land now or formerly of John and Helen Jablonski; thence deflecting 4 degrees 47’ to the right and running northeasterly 238.6 feet along the wall to a monument at the end of the wall; thence continuing Northeasterly 18.4 feet to the Connecticut Highway Department monument at the point of beginning, the last two lines abutting Northwesterly on said Benoit land.

EXHIBIT “C”

Corporations and Professional Associations

1.	KAK Investments, Inc.

2.	KBZ Investments, Inc.

3.	Crystal Graphite Corporation

4.	MGM Land Co. Inc.

5.	ZKG Mining Inc.

6.	CVZ Mining Inc.

7.	Sean Tor Holding Inc.

8.	Curra Heights Investments Inc.

9.	Elphin, Ltd.

10.	Pellaire Goldmine

11.	Montana Gold and Sapphires, Inc.

12.	Entropy Industries, Inc.

13.	Morrison Hydrocarboros, S.A.